Filed by sanofi-aventis

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Genzyme Corporation

Exchange Act Commission File No: 0-14680

The following press release, dated March 7, 2011, entitled “Sanofi-aventis Extends Offer for all Outstanding Shares of Genzyme” was issued in connection with the Agreement and Plan of Merger, dated as of February 16, 2011, among sanofi-aventis, GC Merger Corp. and Genzyme Corporation (“Genzyme”).

Sanofi-aventis Extends Offer

for all Outstanding Shares of Genzyme

Paris, France—March 7, 2011—Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that in accordance with its definitive merger agreement with Genzyme Corporation (Nasdaq: GENZ), it has revised its outstanding offer to become an offer to exchange all outstanding shares of common stock of Genzyme for $74.00 in cash without interest and less any required withholding taxes and one contingent value right, per share.

In connection with this amendment of the offer, sanofi-aventis has extended the offer, and the exchange offer and withdrawal rights are now scheduled to expire at 11:59 p.m., New York City time, on April 1, 2011. The offer was previously scheduled to expire at 5:00 p.m., New York City time on March 16, 2011.

The depositary for the offer has advised sanofi-aventis that, as of 5:00 p.m., New York City time, on March 4, 2011, approximately 1,107,420 shares of Genzyme common stock (including shares subject to guarantees of delivery, but not including the 100 shares owned by sanofi-aventis) were tendered and not withdrawn, representing approximately 0.41% of the outstanding shares on a fully-diluted basis.

Following the expiration of the exchange offer, sanofi-aventis intends to complete the acquisition of Genzyme through a merger of a wholly-owned subsidiary of sanofi-aventis with and into Genzyme, with Genzyme becoming a wholly-owned subsidiary of sanofi-aventis. As a result of the merger, any shares of Genzyme common stock not tendered in the exchange offer (except for shares held by sanofi-aventis, Genzyme and their subsidiaries) will be converted into the right to receive the same consideration paid in the exchange offer.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Additional Information

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities. In connection with the proposed transaction, sanofi-aventis will file today an amended tender offer statement and a registration statement on Form F-4 to register certain securities and certain related documents and Genzyme will file a Solicitation/Recommendation Statement with respect to the exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. These documents will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. When available, documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of the Solicitation/Recommendation Statement will be made available by Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi-Aventis’ beliefs and expectations and statements about Sanofi-Aventis’ proposed acquisition of Genzyme, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi-Aventis’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Sanofi-Aventis’ ability to successfully complete the exchange offer for Genzyme’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Sanofi-Aventis’ exchange offer to be satisfied. Sanofi-Aventis does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.